The Real Brokerage Inc. to Present at 24th Annual Needham Virtual Growth Conference

PR Newswire

NEW YORK and TORONTO, Jan. 7, 2022 /PRNewswire/ -- The Real Brokerage Inc. (" Real " or the " Company ") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that Real's management will present at the 24 th Annual Needham Virtual Growth Conference at 9:15 a.m. on January 14, 2022 .

A webcast of the presentation will be available at: https://wsw.com/webcast/needham116/reax/2252448

Management will be available for one-on-one meetings. For more information about the conference, how to listen to the presentation and or to schedule a one-on-one meeting with management, please contact your conference representative or James@HaydenIR.com .

About Real

Real ( www.joinreal.com ) is a technology-powered real estate brokerage operating in 40 U.S. states, the District of Columbia and Canada . Real is building the future, together with more than 3,700 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:
The Real Brokerage Inc.
Caroline Glennon
thunder11@therealbrokerage.com
1-201-564-4221

Investors, for more information, please contact:
Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Real's participation at 24th Annual Needham Virtual Growth Conference, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.